November 1, 2016

VIA EDGAR CORRESPONDENCE TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	LightPath Technologies, Inc.
Registration Statement on Form S-1
Filed September 29, 2016
File No. 333-213860

Dear Ms. Ravitz:

LightPath Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 20, 2016 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-213860) (the “Registration Statement”) filed with the Commission on September 29, 2016.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following the comment, sets forth our response. We are also simultaneously filing a pre-effective amendment to the Registration Statement in response to the Staff’s comments.

Use of Proceeds, page 16

1.

We note on page 35 of your preliminary proxy statement on Schedule 14A filed September 26, 2016 that you anticipate having to issue 4,678,362 shares of Class A common stock in order to fund the cash portion of the purchase price of ISP Optics Corporation. Please clarify why you are registering a significant additional amount of shares. Also, if you will have proceeds remaining after you fund your acquisition of ISP, please revise to clarify how you will use the remaining proceeds.

Response: We have revised the disclosure under the “Use of Proceeds” section to explain why we are registering more shares of our Class A Common Stock than we currently expect to issue in connection with the acquisition of ISP Optics Corporation (“ISP”). We have also reduced the number of shares we are registering under the Registration Statement. The reduction is based upon a re-evaluation of the range of the number of shares we would likely need to issue in connection with the acquisition of ISP. We do not expect to have any material proceeds remaining after we fund the acquisition of ISP and pay transaction expenses and integration costs associated therewith. However, we have revised the disclosure under the “Use of Proceeds” section to state that in the event we have proceeds remaining after we fund our acquisition of ISP, we intend to use such proceeds for general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – ISP, page 42

2.

Please revise this registration statement to address the comments issued on October 20, 2016 related to your preliminary proxy statement filed on September 26, 2016.

Response: We have revised the registration statement to address the comments issued on October 20, 2016 related to our preliminary proxy statement filed on September 26, 2016.

Response of LightPath Technologies, Inc.
to Staff Comment Letter of October 20, 2016

Executive Compensation, page 61

3.

We note the disclosure on page 62 that the disclosure includes the material information you believe is necessary to understand the disclosures in your summary compensation table. Please revise to clarify how you reached that conclusion. We note, for example, that page 14 of an investor presentation included with your Form 8-K dated December 3, 2015 referenced discretionary stock option grants at a premium to market; however, your disclosure on page 64 indicates such awards have exercise prices equal to the closing market price on the day prior to the grant date. That investor presentation also references stock ownership requirements for your named executive officers, but those ownership requirements are not discussed here.

Response: We acknowledge the Staff’s comments and respectfully refer the Staff to our disclosure on page 64 of the registration statement to the effect that the exercise price of our discretionary stock options grants in October 2016 is the closing market price on the day prior to the grant date plus a 15% premium. We have revised our disclosure under the “Executive Compensation” section to include information regarding the guidelines established by the Company’s Board of Directors for stock ownership of our named executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 76

4.

Please revise your table to indicate the effect of the issuance of the shares offered as part of this registration statement on those persons named in the table and disclose any present commitments to such persons with respect to the issuance of the shares. Refer to Item 201(b)(2) of Regulation S-K.

Response: We have revised the “Security Ownership of Certain Beneficial Owners and Management” table to include the effect of the issuance of shares offered as part of the registration statement on the persons named in the table. We do have not any present commitments to any such persons with respect to the issuance of the shares.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to contact our counsel, Jeffrey Decker of Baker & Hostetler LLP, at (407) 649-4017 or me at (407) 382-4003, extension 377.

Sincerely,

/s/ J. James Gaynor
J. James Gaynor
Chief Executive Officer